================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                AMENDMENT NO. 6

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       TRANSITIONAL HOSPITALS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES B JUNIOR PARTICIPATING PREFERRED STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   20 401 510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                RICHARD L. CONTE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       TRANSITIONAL HOSPITALS CORPORATION
                            5110 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA 89102
                                 (702) 257-3600
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
  NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING THIS STATEMENT)

                               ----------------

                                   COPIES TO:

STEPHEN D. SILBERT, ESQ.                   JULIA L. KOPTA, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS,         EXECUTIVE VICE PRESIDENTAND
 GLASER, WEIL & SHAPIRO, LLP                GENERAL COUNSEL
2121 AVENUE OF THE STARS, SUITE 1800       TRANSITIONAL HOSPITALS CORPORATION
LOS ANGELES, CALIFORNIA 90067              5110 WEST SAHARA AVENUE
(310) 553-3000                             LAS VEGAS, NEVADA 89102
                                           (702) 257-3600


================================================================================

  This Amendment No. 6 is filed to supplement and amend the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 19, 1997, as amended by Amendment Nos. 1 through 5 thereto (as amended, the "Schedule 14D-9"), filed by Transitional Hospitals Corporation, a Nevada corporation (the "Company"), relating to the tender offer of LV Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Vencor, Inc., a Delaware corporation ("Vencor"), to purchase all the outstanding common stock, par value $1.00 per share (the "Shares"), of the Company, including the associated rights to purchase Series B Junior Participating Preferred Stock (the "Rights") upon the terms and conditions set forth in the Schedule 14D-1 dated May 7, 1997, as amended (the "Schedule 14-D-1"), filed by Purchaser and Vencor. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9. The description in this Schedule 14D-9 of any agreement, instrument, document or portion thereof filed as an exhibit to this Schedule 14D-9 is qualified in its entirety by reference to the copy of such agreement, instrument, document or portion thereof filed as such exhibit hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    On June 19, 1997, the Company issued a letter to stockholders and press release communicating the Board's recommendation that the stockholders accept the Amended Offer and tender their shares pursuant thereto. A form of the letter to stockholders and the press release are filed as Exhibits
  99.25 and 99.26 hereto, respectively, and incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

    Board Representation. The Vencor Merger Agreement provides that upon consummation of the Amended Offer Vencor may cause the Company to take such action as is necessary to cause certain persons designated by Vencor to become directors of the Company. Vencor has informed the Company that it intends to designate four of the following six persons: W. Bruce Lunsford,
  W. Earl Reed, III, Michael R. Barr, Thomas T. Ladt, Jill L. Force and James
  H. Gillenwater, Jr., to serve as directors of the Company following consummation of the Amended Offer. As required by Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 promulgated thereunder, information concerning such persons and certain information concerning the Company is set forth on Schedule I hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

   EXHIBIT DESCRIPTION
   ------- -----------
   99.25   Letter dated June 19, 1997 from the Company to its stockholders
   99.26   Press release of the Company dated June 19, 1997

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 1997                       TRANSITIONAL HOSPITALS CORPORATION,
                                          a Nevada corporation

                                          By: /s/ Richard L. Conte
                                             -----------------------------
                                          Name:   Richard L. Conte
                                          Title:  Chairman, Chief Executive
                                                  Officer and President

                                                                     SCHEDULE I

 INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

  The following information is being furnished to holders of the common stock, par value $1.00 per share (the "Shares"), of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), in connection with the designation by Vencor, Inc., a Delaware corporation ("Vencor"), of a majority of the members of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of June 18, 1997 (the "Merger Agreement"), by and among the Company, Vencor and LV Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Vencor (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATION PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

  The Merger Agreement provides that, promptly following the purchase by the Purchaser of Shares pursuant to the tender offer by Purchaser and Vencor described in the Schedule 14D-1 dated May 7, 1997, as amended, filed by them (the "Offer"), Vencor may request that the Company take all actions necessary to cause persons designated by Vencor to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors of the Company multiplied by (y) the percentage that the number of Shares so accepted for payment plus any Shares beneficially owned by Vencor or its affiliates as of the date of the Merger Agreement bears to the number of Shares outstanding at the consummation of the Offer. Vencor has informed the Company that upon consummation of the Offer it intends to designate four of the following persons to serve as directors of the Company: Michael R. Barr, W. Bruce Lunsford, W. Earl Reed, III, Thomas Ladt, Jill L. Force and James H. Gillenwater, Jr.

  The information contained in this Schedule I concerning Vencor and the Purchaser and its officers and directors has been furnished to the Company by Vencor and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

THE COMMON STOCK

  The only outstanding class of voting securities of the Company is the Shares. As of June 11, 1997, there were outstanding 38,994,413 Shares, each of which is entitled to one vote on each matter to be considered at meetings of stockholders, including the election of directors. See "Ownership of Company Securities."

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

  Vencor has informed the Company that it will designate four of the persons set forth below to serve on the Board of Directors of the Company following consummation of the Offer. The following table, prepared from information furnished to the Company by Vencor and the Purchaser, sets forth the name, occupation and age of each of such persons. Each of such persons is a citizen of the United States of America.

    NAME                                          OCCUPATION                 AGE
    ----                                          ----------                 ---
   Michael R. Barr................ Executive Vice President and Chief        47
                                    Operating Officer of Vencor
   W. Bruce Lunsford.............. Chairman of the Board, President and      49
                                    Chief Executive Officer of Vencor
   W. Earl Reed, III.............. Executive Vice President and Chief        45
                                    Financial Officer of Vencor
   Thomas T. Ladt................. Executive Vice President, Operations of   46
                                    Vencor
   Jill L. Force.................. Senior Vice President, General Counsel    44
                                    and Corporate Secretary of Vencor
   James H. Gillenwater, Jr....... Senior Vice President of Planning and     40
                                    Development of Vencor

  Michael R. Barr, a founder of Vencor, physical therapist and certified respiratory therapist, has served as Chief Operating Officer and Executive Vice President of Vencor since February 1996 and as Vice President and a director of the Purchaser since May 1997. From November 1995 to February 1996, he was Executive Vice President of Vencor and Chief Executive Officer of Vencor's Hospital Division. Mr. Barr served as Vice President, Operations from 1985 to November 1995. He has been a director of Vencor since 1985. Mr. Barr is a director of Colorado MEDtech, Inc., a medical products and equipment company.

  W. Bruce Lunsford, a founder of Vencor, certified public accountant and attorney, has served as Chairman of the Board, President and Chief Executive Officer of Vencor since Vencor commenced operations in 1985 and as Chairman of the Board, President and Chief Executive Officer of the Purchaser since May 1997. Mr. Lunsford is a director of National City Corporation, a bank holding company; Churchill Downs Incorporated, the owner of Churchill Downs horse race track; and Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services. Mr. Lunsford is a member and Chairman of the Executive Committee of the Board of Directors of Vencor.

  W. Earl Reed, III, a certified public accountant, has served as a director of Vencor since 1987 and as Vice President and a director of the Purchaser since May 1997. He has been Chief Financial Officer and Executive Vice President of Vencor since November 1995. From 1987 to November 1995, Mr. Reed served as Vice President, Finance and Development of Vencor.

  Thomas T. Ladt has served as Executive Vice President, Operations of Vencor since February 1996 and as Vice President and a director of the Purchaser since May 1997. From November 1995 to November 1996, he served as President of Vencor's Hospital Division. From December 1993 to November 1995, Mr. Ladt was Vice President of Vencor's Hospital Division. From 1989 to December 1993, he was Regional Director of Operations of Vencor.

  Jill L. Force has served as Senior Vice President, General Counsel and Corporate Secretary of Vencor since December 1996 and as Secretary of the Purchaser since May 1997. From November 1995 to December 1996, she was Vice President, General Counsel and Corporate Secretary. From 1989 to 1995, she was General Counsel and Corporate Secretary.

  James H. Gillenwater, Jr. has served as Senior Vice President of Planning and Development of Vencor since December 1996 and as Vice President of the Purchaser since May 1997. From November 1995 through December 1996 he was Vice President of Planning and Development of Vencor. From 1989 through November 1995 he was Director of Planning and Development of Vencor.

INFORMATION CONCERNING EXISTING DIRECTORS OF THE COMPANY

  The following table lists and provides biographical data about the existing directors of the Company. Following the Offer, each of the directors, other than Richard L. Conte, Wendy L. Simpson and Nigel Petrie, will resign.

                                                                    DIRECTOR
                                            OCCUPATION AND        CONTINUOUSLY   TERM
               NAME                AGE    BUSINESS EXPERIENCE        SINCE     EXPIRES*
               ----                ---    -------------------     ------------ --------
 Carol J. Burt(1)(2)(4)(5)........  39 Senior Vice President--        1996       1999
                                        Finance and Treasurer,
                                        American Medical
                                        Response since 1996;
                                        Managing Director and
                                        head of the Healthcare
                                        Group of Chase
                                        Securities Inc., a
                                        subsidiary of the Chase
                                        Manhattan Corporation,
                                        1992-1996.

 Richard L. Conte.................  43 Chairman of the Board of       1991       1997
                                        Directors since May
                                        1992, Chief Executive
                                        Officer since April
                                        1992 and President
                                        since October 1993;
                                        President 1991-1992;
                                        Mr. Conte is also
                                        Chairman of the Board
                                        of Directors of
                                        Behavioral Healthcare
                                        Corporation, a company
                                        providing behavioral
                                        healthcare services in
                                        which the Company has a
                                        significant investment
                                        ("BHC").

 Jack H. Lindheimer, M.D.(2)(3)... 65  Corporate Medical              1983       1998
                                        Director, U.S.
                                        Psychiatric Services of
                                        the Company, 1991-1996;
                                        Medical Director, CPC
                                        Alhambra Hospital, a
                                        psychiatric hospital
                                        formerly owned by the
                                        Company, 1970-1992;
                                        physician in private
                                        practice since 1960,
                                        specializing in
                                        psychiatry.

 Nigel Petrie(1)(4)(5)............ 50  Managing Director,             1995       1998
                                        United Kingdom, Edison
                                        Mission Energy, a
                                        subsidiary of Edison
                                        International based in
                                        Rosemead, California,
                                        independent power
                                        developers and
                                        operators, since 1996;
                                        General Manager of the
                                        Pumped Storage Business
                                        of National Grid
                                        Company plc 1993-1996;
                                        General Manager,
                                        Resourcing, National
                                        Grid Company, from
                                        1989-1993.

 Dana L. Shires, M.D.(1)(3)(4)(5). 64  Physician in private           1989       1997
                                        practice since 1961
                                        specializing in
                                        nephrology; Chairman,
                                        Chief Executive Officer
                                        and President of
                                        LifeLink Foundation, a
                                        not-for-profit
                                        corporation.

                                                                 DIRECTOR
                                           OCCUPATION AND      CONTINUOUSLY   TERM
               NAME               AGE   BUSINESS EXPERIENCE       SINCE     EXPIRES*
               ----               ---   -------------------    ------------ --------
 Wendy L. Simpson(1)(2)(3)....... 48  Executive Vice               1995       1999
                                       President, Chief
                                       Operating Officer of
                                       the Company since
                                       August 1996 and Chief
                                       Financial Officer and
                                       Treasurer of the
                                       Company since December
                                       1994; Senior Vice
                                       President of the
                                       Company, July 1994-
                                       December 1994; Senior
                                       Vice President and
                                       Chief Financial
                                       Officer, Weisman
                                       Taylor Simpson &
                                       Sabatino, a consulting
                                       company, from February
                                       1992 through July
                                       1994; Ms. Simpson is
                                       also a director of BHC
                                       and LTC Properties,
                                       Inc., a real estate
                                       investment trust.

 Robert L. Thomas(1)(2)(3)(4)(5). 72  Retired since 1993;          1993       1997
                                       Consultant, 1992-1993
                                       and Executive
                                       Director, 1977-1992,
                                       National Association
                                       of Private Psychiatric
                                       Hospitals, a nonprofit
                                       entity; Mr. Thomas is
                                       also a director of
                                       BHC.

 Ralph J. Watts(1)(4)(5)......... 50  President and Chief          1996       1998
                                       Executive Officer,
                                       Cardiovascular
                                       Ventures, Inc. since
                                       1992; President and
                                       Chief Executive
                                       Officer of Ramsay
                                       Health Care, Inc.
                                       1988-1992; Mr. Watts
                                       is also a director of
                                       Health and Retirement
                                       Trust, a real estate
                                       investment trust.

--------
 * In January 1997, the Board of Directors voted to amend the Company's Articles of Incorporation to repeal the Company's historic classified board structure, which provided for elections of board members by classes for three year terms. Such amendment was to be presented to the stockholders at the next annual meeting.

(1) Member of the Audit Committee.

(2) Member of the Committee on Public Policy.

(3) Member of the Quality Management Committee.

(4) Member of the Compensation Committee.

(5) Member of the Nominating Committee.

INFORMATION CONCERNING BOARD AND COMMITTEE MEETINGS

  The Board of Directors held 15 meetings during fiscal 1996. The Board of Directors has standing audit, compensation, nominating, public policy and quality management committees.

  The Audit Committee met two times during fiscal 1996. The Audit Committee reviewed with the auditors the results of the 1996 audit, evaluated the adequacy of the internal accounting controls of the Company, the internal audit function, the procedures for recording, evaluating and collecting accounts receivable and the scope and cost of the audit for fiscal 1997.

  The Committee on Public Policy met three times during fiscal 1996. This committee examines the potential effect on the Company of proposed legislation and other rules and regulations affecting the Company.

  The Quality Management Committee met three times during fiscal 1996. This committee evaluates the quality and outcomes of care provided at the Company's facilities.

  The Compensation Committee met four times during fiscal 1996. The Compensation Committee reviewed and set executive compensation for 1996. See "Compensation Committee Report on Executive Compensation."

  The Nominating Committee met two times during fiscal 1996. Its function is to recommend nominees to the Company's Board of Directors. The Nominating Committee will consider nominees recommended by stockholders; provided that any stockholder recommendation must be in writing and must include (i) the name, address and number of Shares beneficially owned by the stockholder and the nominee, (ii) all biographical information relating to the nominee required by law to be disclosed in solicitations of proxies for elections of directors and (iii) the nominee's written consent to submission of his or her name to the Nominating Committee for consideration. Such notices may be submitted at any time, but a recommendation of a nominee for the election of directors at an annual meeting of stockholders must be received by the Company no later than the date stockholder proposals for such meeting must be submitted. The Nominating Committee and the Board have and reserve the right to make all final decisions, in their sole discretion, with respect to nominees for director.

LEGAL PROCEEDINGS

  On May 7, 1997, Vencor, Jill L. Force and Patrick W. Mattingly filed a complaint in the United States District Court of Nevada against the Company, each of the directors of the Company and SM Acquisition Co. seeking damages and injunctive relief for alleged breaches of fiduciary duty in connection with the negotiations and execution of the Agreement and Plan of Merger dated as of May 2, 1997 among the Company, Select Medical Corporation and SM Acquisition Co. Vencor has informed the Company that Vencor intends to discontinue the action. Vencor has determined to take such action based on information that it has obtained during the course of its negotiations with the Company which has led Vencor to believe that the actions taken by the Board of Directors forming the basis of Vencor's complaint were the result of misunderstandings.

INFORMATION CONCERNING EXECUTIVE OFFICERS

  The following table lists and provides biographical data about the current executive officers of the Company.

                                                            PERIOD OF SERVICE AND
 NAME               AGE                TITLE                BUSINESS EXPERIENCE
 ----               ---                -----                ---------------------
 Richard L. Conte..  43 Chairman of the Board of Directors, See information under
                         Chief Executive Officer             "Information Concerning
                         and President of the Company        Existing Directors of
                                                             the Company."

 Wendy L. Simpson..  48 Executive Vice President,           See information under
                         Chief Operating Officer,            "Information Concerning
                         Chief Financial Officer             Existing Directors of
                         and Treasurer of the Company        the Company."

 James R. Laughlin.  50 Executive Vice President            Appointed Executive Vice
                         --Development of the Company        President--Development
                                                             August 1996 and
                                                             President of the
                                                             Company's transitional
                                                             hospitals subsidiary
                                                             May 1992; President,
                                                             The Phoenix Group,
                                                             health care consultants
                                                             1991-1992.

 Ronald L. Ooley...  51 Chief Operating Officer--           Appointed Chief
                         U.S. Hospital Operations            Operating Officer--U.S.
                         of the Company                      Hospital Operations
                                                             August 1996; Corporate
                                                             Secretary 1994-1996;
                                                             Executive Vice
                                                             President--
                                                             Administration 1993-
                                                             1996; Senior Vice
                                                             President--Human
                                                             Resources 1992; Vice
                                                             President--Human
                                                             Resources, The Phoenix
                                                             Group, health care
                                                             consultants, 1991-1992.

 Julia L. Kopta....  47 Executive Vice President            Appointed Corporate
                         --General Counsel and               Secretary August 1996,
                         Corporate Secretary of the Company  General Counsel of the
                                                             Company 1995 and
                                                             Executive Vice
                                                             President--Corporate
                                                             Planning and
                                                             Development of the
                                                             Company 1993;
                                                             Chairperson and Chief
                                                             Executive Officer, Care
                                                             Visions Corporation, a
                                                             health care corporation
                                                             1987-1993.

 Eric Grafals......  44 Executive Vice President            Appointed Executive Vice
                         --Puerto Rico                       President Puerto Rico
                         and Latin American                  and Latin American
                         Operations and Development          Operations and
                         of the Company                      Development of the
                                                             Company August 1996;
                                                             Senior Vice President
                                                             of the same in 1995;
                                                             Vice President--
                                                             Development, Silverado
                                                             Healthcare, Inc, 1994;
                                                             Vice President, U.S.
                                                             psychiatric operations
                                                             of the Company in 1993
                                                             and the Florida region,
                                                             1992; Administrator--
                                                             CPC San Juan
                                                             Capestrano, a
                                                             psychiatric hospital
                                                             formerly operated by
                                                             the Company, 1991.

EXECUTIVE OFFICER COMPENSATION

  Summary of Cash and Certain Other Compensation. The following table shows compensation earned by the named executive officers during the fiscal years covered and paid by the Company to (i) the Chief Executive Officer, for his service in all executive capacities during the fiscal years ending November 30, 1994, 1995 and 1996, and (ii) to each of the other four most highly compensated executive officers who were serving as executive officers on November 30, 1996, in all executive capacities in which they served during the fiscal years ending November 30, 1994, 1995 and 1996:

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                                           COMPENSATION
                                                    --------------------------
                              ANNUAL COMPENSATION     SECURITIES                     ALL
                              --------------------    UNDERLYING     LTIP(1)        OTHER
                         YEAR SALARY($)  BONUS($)   OPTIONS/SARS(#) PAYOUTS($) COMPENSATION($)
                         ---- ---------- ---------  --------------- ---------- ---------------
Richard L. Conte........ 1996    750,000   528,900      200,000      605,250     $3,280,274(2)
 Chief Executive Officer
  and                    1995    750,000   285,000      300,000      213,000        837,475(3)
 President               1994    750,000   237,500      100,000          --         218,802(4)

James R. Laughlin....... 1996    400,000   202,040       30,000       91,844        547,505(5)
 Executive Vice          1995    400,000    83,200      155,000          --         124,982(6)
 President--Development  1994    400,000    50,000      105,000          --             --

Wendy L. Simpson........ 1996    331,155   225,566      343,977      300,597        219,614(7)
 Executive Vice          1995    267,468   104,000       80,000       41,665         25,000(7)
  President--Chief       1994     87,800    50,000       76,023          --             --
 Operating Officer and
 Chief Financial Officer

Ronald L. Ooley......... 1996    250,000   176,300       65,000      209,833        272,549(8)
 Executive Vice          1995    200,000    76,000      170,000       68,160        156,730(8)
  President--U.S.        1994    200,000       --        27,475          --             --
 Hospitals Operations

Julia L. Kopta.......... 1996    250,000   176,300      155,000      167,742        202,203(9)
 Executive Vice          1995    221,152    56,250       75,000       60,350            --
  President--            1994    200,000    50,000       57,373          --          32,321(9)
 General Counsel

--------
(1) From fiscal year 1994 to 1996, the Company had an Incentive Compensation Plan that measured both annual and long-term performance of key executives related to the Company's three business segments. The annual incentive plan provided for cash bonuses as a function of each business segment meeting certain annual net income targets. Awards were weighted among the three business divisions of the Company as follows: Priory Hospitals Group, the Company's former operations in the United Kingdom ("PHG")--25%; U.S. Psychiatric Division, the Company's former psychiatric operations in the U.S.--25%; and the Company's transitional hospitals line of business ("THC")--50%. The long-term portion of the plan measured performance over successive three-year periods against EBITDA (earnings before interest, taxes, depreciation, and amortization) targets applicable to each of the Company's business segments and strategic criteria established by the Compensation Committee of the Board of Directors. In the case of THC, expansion of its facility base was also a factor. Performance measures were stated in terms of minimum, target and maximum achievement standards. The Company's Chief Executive Officer had the discretion to increase or decrease awards under the long-term incentive plan by up to 20%. With the sale of PHG and the U.S. psychiatric hospitals in fiscal year 1996, certain payments were made under the long-term plan based on results through fiscal year 1996. Bonuses were paid based on PHG achieving the maximum EBITDA target for the three years ending in 1996, THC achieving the maximum EBITDA target for the two years ending in 1996, and THC exceeding the minimum of its facility expansion target over the three year period. In recognition of the successful sale and financial turnaround of the psychiatric hospitals that were sold to BHC, the Board of Directors approved a small amount for bonus (equal to a maximum 3.7% of salary) related to the U.S. psychiatric segment. For fiscal year 1995, long-term incentive bonuses were paid based on PHG achieving the maximum of its EBITDA target over a two year period and THC exceeding the minimum of its facility expansion target over a two year period.

(2) Includes $241,036 deferred compensation accrued for Mr. Conte, $333,333 in loan forgiveness related to a bonus awarded in the form of a three year loan in recognition of the founding of THC, $2,689,447 of interim payments pursuant to Mr. Conte's employment contract, $12,000 in life insurance premiums, and $4,458 paid for car allowance.

(3) Includes $133,803 deferred compensation accrued for Mr. Conte, $192,308 in loan forgiveness, $118,293 paid in lieu of accrued vacation, $11,125 in life insurance premiums and $75,000 in relocation funds accrued for Mr. Conte. Also includes $306,946 paid to Mr. Conte as reimbursement for certain income taxes arising from the payout of deferred compensation in connection with the termination of the Company's Supplemental Retirement Plan. The Company received approximately $4,500,000 in connection with the termination of such plan.

(4) Represents $54,930 in life insurance premiums paid by the Company on behalf of Mr. Conte and $163,872 of deferred compensation accrued for Mr. Conte in 1994.

(5) Represents $333,333 in loan forgiveness related to a bonus awarded in the form of a three year loan in recognition of the founding of THC, $200,000 interim payment paid pursuant to Mr. Laughlin's employment contract in connection with the sale of the U.S. psychiatric division and $14,172 paid for car allowance.

(6) Represents $41,666 in loan forgiveness, $29,230 paid in lieu of accrued vacation, $47,000 in relocation funds and $7,086 paid for car allowance.

(7) Represents $200,000 interim payment paid pursuant to Ms. Simpson's employment contract in connection with the sale of the U.S. psychiatric division and $19,614 paid for car allowance. In 1995 $25,000 was paid to Ms. Simpson for reimbursement of relocation expenses.

(8) Represents $250,000 and $153,846 in loan forgiveness in 1996 and 1995, respectively. In 1995 $2,884 was paid in lieu of accrued vacation. In 1996 $22,549 was paid to Mr. Ooley for car allowance.

(9) Represents $200,000 interim payment paid pursuant to Ms. Kopta's employment contract in connection with the sale of the U.S. psychiatric division and $2,203 for a car allowance in 1996. Amounts paid in 1994 relate to reimbursement of relocation expenses of $25,000 and $7,321 paid in lieu of accrued vacation.

  Stock Options and Stock Appreciation Rights. The following table contains information concerning the grant of stock options and tandem limited stock appreciation rights ("SARs") under the Company's 1989 Stock Incentive Plan (the "Stock Incentive Plan") to the persons listed in the Summary Compensation Table during the fiscal year ended November 30, 1996:

                   OPTION/SAR GRANTS IN THE LAST FISCAL YEAR




                                       INDIVIDUAL GRANTS
                         ---------------------------------------------- POTENTIAL REALIZABLE
                                        % OF TOTAL                        VALUE AT ASSUMED
                          NUMBER OF    OPTIONS/SARS                      ANNUAL RATE OF STOCK
                          SECURITIES    GRANTED TO  EXERCISE              PRICE APPRECIATION
                          UNDERLYING   EMPLOYEES IN OR BASE                OVER OPTION TERM
                         OPTIONS/SARS     FISCAL     PRICE   EXPIRATION ---------------------
          NAME             GRANTED         YEAR     ($/SH.)     DATE      5%(1)      10%(1)
          ----           ------------  ------------ -------- ---------- ---------- ----------
Richard L. Conte........   100,000(2)      7.65      11.000   12/01/05  $  691,784 $1,753,117
                           100,000(2)      7.65       8.891   10/22/06     559,150  1,416,996
James R. Laughlin.......    30,000(2)      2.30      11.000   12/01/05     207,535    525,935
Wendy L. Simpson........    30,000(2)      2.30      11.000   12/01/05     207,535    525,935
                            90,000(3)      6.89      12.000   01/05/06     679,206  1,721,242
                           223,977(2)     17.14       8.891   10/22/06   1,252,368  3,173,746
Ronald L. Ooley.........    20,000(2)      1.53      11.000   12/01/05     138,357    350,623
                            45,000(3)      3.44      12.000   01/05/06     339,603    860,621
Julia Kopta.............    20,000(2)      1.53      11.000   12/01/05     138,357    350,623
                            85,000(3)      6.51      12.000   01/05/06     641,473  1,625,617
                            50,000(2)      3.83       8.891   10/22/06     279,575    708,498

--------
(1) The assumed 5% and 10% annual rates of appreciation over the term of the options are set forth in accordance with rules and regulations adopted by the Securities and Exchange Commission and do not represent the Company's estimate of stock price appreciation. The Merger Agreement provides that holders of options will receive the difference, if any, between $16.00 and the exercise price of the options. See "Executive Officer Compensation-- Options/SAR Holdings."

(2) Twenty percent of the granted options vested on the date of grant. An additional 20% were to vest on the anniversary date of the grant date of each of the following four fiscal years. In accordance with the Merger Agreement all of the options will become fully vested and exercisable prior to the consummation of the Offer. Pursuant to the terms of his Employment Agreement, all options granted to Mr. Conte vested as a result of the sales of PHG and the U.S. psychiatric division.

(3) Twenty percent of the granted options vested on the date of grant. An additional 20% vest on the first day of each of the following four fiscal years. In accordance with the Merger Agreement all of the options will become fully vested and exercisable prior to the consummation of the Offer.

  Options/SAR Holdings. The following table sets forth the number of Shares acquired on exercise of options during the fiscal year ended November 30, 1996 and the number subject to outstanding stock options held by each of the persons listed in the Summary Compensation Table as of the end of that fiscal year. The closing price of the Shares on the New York Stock Exchange on November 30, 1996 was $9.125.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                 NUMBER OF SECURITIES
                                                UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED,
                                                 OPTIONS/SARS HELD AT       IN-THE-MONEY OPTIONS/
                                                    FISCAL YEAR END      SARS AT FISCAL YEAR END(1)
                                               ------------------------- ------------------------------
                          SHARES
                         ACQUIRED
                            ON       VALUE
NAME                     EXERCISE REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE     UNEXERCISABLE
----                     -------- ------------ ----------- ------------- -------------   --------------
Richard L. Conte........     0          0       1,040,000           0      $      23,400               0
James R. Laughlin.......     0          0         263,000     242,000                  0               0
Wendy L. Simpson........     0          0         130,795     369,205             10,482          41,929
Ronald L. Ooley.........     0          0         129,000     218,475                  0               0
Julia Kopta.............     0          0          73,000     214,373              2,340           9,360

--------
(1) Options are "in the money" at the fiscal year-end if the fair market value of the Shares underlying the option on such date exceeds the exercise or base price of the option. The amounts set forth in the table above represent the difference between the fair market value of the Shares underlying the options on November 30, 1996, as reported by the New York Stock Exchange ($9.125 per share), and the exercise price of the options, multiplied by the number of "in the money" options. Mr. Conte had 100,000 exercisable options that were "in the money"; Ms. Simpson had 44,795 exercisable and 179,182 unexercisable options that were "in the money"; and Ms. Kopta had 10,000 exercisable and 40,000 unexercisable options that were "in the money." The Merger Agreement provides that holders of options will receive the difference, if any, between $16.00 and the exercise price of the options. Mr. Conte, Mr. Laughlin, Ms. Simpson, Mr. Ooley and Ms. Kopta will receive approximately $4,657,000, $1,748,000, $2,642,000,
    $1,327,000 and $1,162,000, respectively, for their options.

CERTAIN EMPLOYMENT ARRANGEMENTS

  Employment Contracts. In December 1995, the Company entered into a new employment agreement with Mr. Conte. In connection with such agreement, the Company obtained the advice of an independent compensation firm and outside legal counsel. The agreement was unanimously approved by the Company's Compensation Committee.

  Pursuant to the agreement, Mr. Conte is employed as the President, Chief Executive Officer and Chairman of the Board of the Company for a four-year term beginning December 1, 1995, with an automatic one-year extension of such term on December 1 of each year. Mr. Conte is to receive an annual salary of not less than $750,000 and will be entitled to participate in insurance and deferred compensation plans which may be established from time to time by the Company, with such participation generally to be on the same terms on which any such plan is made available to any senior Company executive. Mr. Conte presently receives deferred compensation equal to 9.5% of his cash compensation, which deferred compensation is payable following his termination of employment. Mr. Conte also participates in the Company's 401(k) plan. The agreement provides that the Company will reimburse Mr. Conte for premiums on a $5,000,000 life insurance policy.

  In connection with the sale of the U.S. psychiatric hospitals to BHC, the Company, BHC and Mr. Conte entered into an agreement pursuant to which the Company agreed to make Mr. Conte available to serve as the Chairman of BHC's Board of Directors for a period of four years. BHC will pay the Company $200,000 per year for Mr. Conte's services so long as Mr. Conte is employed by the Company. Should Mr. Conte's employment with the Company cease, such payments will be made to Mr. Conte for the period remaining of the original four years. The parties have agreed in principal to (and the Boards of Directors of BHC and the

Company have approved) an amendment to the agreement whereby, if there is a change of control of BHC (as that term is defined), BHC would pay to the Company, or to Mr. Conte if he is no longer employed by the Company in his current positions or if the Board of Directors of the Company otherwise agrees, all amounts which would have been paid by BHC under the agreement from the date of the change of control of BHC through November 30, 2000. The amendment would also provide that if Mr. Conte's employment with the Company terminates subsequent to a change of control of BHC, Mr. Conte would be entitled to receive a payment from the Company in an amount equal to the portion of the payment made to the Company by BHC which is attributable to periods commencing after the termination of Mr. Conte's employment. It is expected that Mr. Conte will terminate his employment with the Company shortly following the consummation of the Offer. Thereafter, all payments under this agreement will be paid directly to Mr. Conte.

  Following a change in control of the Company and upon the earlier of (i) the date on which Mr. Conte gives notice of his intent to terminate his employment, (ii) the date on which the Company gives notice to him that it intends to terminate his employment and (iii) the date of his death, Mr. Conte would be entitled to receive a lump sum payment in an amount equal to the sum of: (i) six times Mr. Conte's salary (presently $750,000 per year);
(ii) salary for the period commencing on the date of the change of control and ending one year following such date; (iii) the maximum bonus Mr. Conte could have received under the Company's annual incentive compensation plan for the fiscal year in which the change of control occurred (which amount must be at least equal to his salary); (iv) the maximum bonus Mr. Conte could have received for each three-year plan cycle under the Company's long-term compensation plan (which amount for each plan year must be at least equal to his salary, and provided that amounts payable for any three-year plan cycle will be pro rated to the extent the change of control occurs less than halfway through such plan cycle); (v) all deferred compensation accrued through the date of the change of control and (vi) pursuant to his deferred compensation plan, an additional amount equal to 9.5% of the sum of (A) all salary, bonus, deferred compensation, loan forgiveness and other amounts paid to Mr. Conte upon a change of control and (B) the appreciated value of stock options. Also, certain loans made to Mr. Conte by the Company will be forgiven. In accordance with the terms of his employment agreement, certain amounts were previously paid in connection with the sale of the Company's psychiatric operations. Mr. Conte would also receive the foregoing benefits in the event of a hostile takeover or corporate reorganization (as such terms are defined in Mr. Conte's employment agreement). Mr. Conte's employment agreement provides that he may terminate his employment at any time within one year after a change of control or corporate reorganization of the Company or immediately upon a hostile takeover of the Company. It is expected that Mr. Conte will terminate his employment with the Company shortly following the consummation of the Offer. For six years following the termination of his employment, Mr. Conte will be reimbursed for premiums on a $5,000,000 life insurance policy, will continue to be covered under the Company's employee benefit programs and will continue to receive income tax preparation services. Mr. Conte will also receive title to the automobile provided for his use by the Company. In addition, the Company will pay Mr. Conte for any excise taxes resulting from payments made to him in connection with the change of control, corporate reorganization or hostile takeover of the Company being deemed parachute payments under
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). Mr. Conte will make himself available as a consultant to the Company for ten years following his termination of employment, during which time Mr. Conte will be entitled to use his present office as well as secretarial and administrative services of the Company.

  If Mr. Conte's employment terminates in connection with a change of control, a corporate reorganization or permanent disability, under his employment agreement Mr. Conte will be subject to a four-year non-competition covenant in specified territories and a four-year non-solicitation covenant, and he will be obligated to make himself available for consulting services for a period of ten years for up to eight hours per month. If Mr. Conte voluntarily resigns, in certain instances he will remain subject to his non-competition, non-solicitation and consulting covenants, but he will receive no other severance benefits under the employment agreement other than the appraised value of the non-competition and consulting covenants.

  Mr. Conte will receive no severance payments or other benefits if his employment is terminated by the Company for cause (as defined and subject to certain standards of proof set forth in the agreement) unless the Company elects to enforce his non-competition and consulting covenants, in which event the Company will pay him the appraised value of such covenants.

  Upon each "corporate divestiture" (generally, the disposition of any one or more stand-alone business operations or other disposal of assets which represent at least 30% of the book value of the Company's consolidated assets or which generate at least 30% of its consolidated revenues), Mr. Conte will receive an interim payment of a portion of his severance benefit (an "Interim Payment"), determined on a formula basis, and all his unvested options will immediately vest. The total amount which may be paid during the term of the agreement in connection with "corporate divestitures" is limited to five times Mr. Conte's highest salary during the employment period (plus 9.5% of such amount) plus the amount credited to all his deferred compensation accounts. The amount of all such interim benefits which are deemed to be parachute payments under Section 280G of the Code, together with all other interim benefits received pursuant to this provision which are deemed to be parachute payments, is also limited to 2.99 times Mr. Conte's average compensation for the five years prior to such payment. Any Interim Payments will be subtracted from any severance benefits later payable to Mr. Conte upon a termination of employment.

  The agreement provides that Mr. Conte will be entitled to reimbursement by the Company for (i) all excise taxes imposed upon any of the benefits paid to him under the employment agreement which are deemed to constitute excess parachute payments under Section 280G of the Code and (ii) the ordinary federal and state income taxes imposed on that reimbursement.

  The Company also has entered into separate employment contracts with Ms. Simpson, Mr. Laughlin, Mr. Ooley, and Ms. Kopta, each of which expire November 30, 1999 and provide for automatic one-year extensions of such term on December 1 of each year. Mr. Ooley's contract was not renewed as of December 1, 1996. Ms. Simpson, Mr. Laughlin, Mr. Ooley and Ms. Kopta are entitled to an annual salary of $500,000, $400,000, $250,000 and $300,000, respectively. Each of their employment contracts provides that following upon a change of control of the Company (as such term is defined in such employment agreement) and upon the earlier of (i) the date on which he or she gives notice of his or her intent to terminate his or her employment (which notice must specify a termination date no sooner than December 24, 1997), (ii) the date on which the Company gives notice to him or her that it intends to terminate his or her employment and (iii) the date of his or her death, each would be entitled to receive a lump sum payment equal to the sum of: (i) two times his or her salary; (ii) the maximum bonus he or she could have received under the Company's annual incentive compensation plan for the fiscal year in which the change of control occurs; (iii) the maximum incentive bonus he or she could have received for each three-year plan cycle under the Company's long-term incentive compensation plan (provided that amounts payable for any three-year plan cycle will be prorated to the extent the change of control occurs less than halfway through such plan cycle); and (iv) an amount equal to his or her car allowance payable for two years following the change of control. Also certain loans made to them by the Company will be forgiven. The Company will also pay each of them for any excise taxes resulting from payments made to them in connection with the change of control of the Company being deemed parachute payments under Section 280G of the Code. Following a change of control the Company will place into escrow an additional amount equal to one year's salary for each person. Such amount will be released to each person at the earlier of six months following the change of control and the date on which such person is released from his or her employment with the Company. If any of them terminate their employment, they will continue to be covered under the Company's employment benefit programs for two years following their termination of employment and will receive certain outplacement services. Each of them will make themselves available as a consultant for five years following their termination of employment, during which time they will be entitled to use their present office as well as secretarial and administrative services of the Company.

  These individuals would be entitled to receive substantially the same benefits if their employment were to be terminated by the Company other than for certain specified events of misconduct or if they terminated their employment following (i) a material breach by the Company of their respective contracts or (ii) a material change in their duties or responsibilities. In such event, the terminating individual would not be subject to the non-competition covenant or consulting arrangement under her or his contract.

  In the event of a "corporate divestiture" (generally, the disposition of any one or more stand-alone business operations or other disposal of assets which represent at least 30% of the book value of the Company's consolidated assets or which generate at least 30% of its consolidated revenues), the Board of Directors may elect, in its sole discretion, to pay these individuals a special interim payment in an amount determined by the Board of Directors. Any interim payment made to these individuals will be subtracted from any severance benefits later payable to them upon a termination of employment. In connection with the sale of the U.S. psychiatric hospitals, the Board of Directors approved interim payments in the amount of $200,000 to Ms. Simpson, Ms. Kopta, and Mr. Laughlin.

  None of these employees would receive any severance payments or other benefits under their contracts in the event their employment were to be terminated by the Company for certain specified acts of misconduct, unless the Company elects to enforce the non-competition and consulting covenants under their contracts, in which event the Company will pay these employees the appraised value of those contracts. If any of these employees should voluntarily resign other than in connection with a material change in her or his duties or responsibilities, than such individual will remain subject to her or his non-competition and consulting covenants under the contract upon the Company's payment of the appraised value of those covenants, but such individual will receive no other severance under the contract.

 Retirement Benefits. During 1995, the Company terminated the Supplemental Retirement Agreement (the "SRA") to which Mr. Conte and four former executive officers had been parties since 1988. At the same time, the Board of Directors authorized and established a new Supplemental Retirement Agreement (the "New SRA") to which Mr. Conte is a party. Mr. Conte agreed to the termination of the SRA which allowed the Company to terminate or borrow against 11 corporate-owned life insurance policies pertaining to these five executive officers. The Company received approximately $4,500,000 from these policies. During 1995, Mr. Conte, the sole remaining participant, agreed to receive a lump sum payment, which allowed the Company to complete the termination of the SRA. Accordingly, Mr. Conte received $779,400 which had been accrued under the SRA, and the Company was able to record a tax benefit of approximately $287,00 as a result of this payout. The Board of Directors also authorized $306,946 for reimbursement of income taxes on the deferred benefits paid in connection with the termination of the SRA, which amounts were included in the payment described above. See "Executive Officer Compensation--Summary Compensation Table." The New SRA provides for the same contributions as the SRA; (i) deferred benefits equal to 9.5% of total cash compensation and (ii) interest will continue to be credited annually to this accrued amount at a rate to be specified from time to time by the Company, currently at 8% per year. Distributions will be made at the time of Mr. Conte's retirement or termination of employment. During fiscal years 1996 and 1995, respectively, $241,036 and $133,803 was accrued on behalf of Mr. Conte under the new SRA based on cash compensation received by Mr. Conte during the respective plan years. In 1997 Mr. Conte received a payout of approximately $545,000 under the SRA.

COMPENSATION OF DIRECTORS

  During fiscal 1996 those directors who were not employed by the Company received a fee of $3,000 for each Board meeting and $1,000 for each committee meeting attended, plus travel expenses. These directors also receive a fee of $2,500 for each telephonic meeting of the Board of Directors and $500 for each telephonic meeting of a committee thereof. Officers of the Company who serve as directors receive only reimbursement of expenses incurred in attending meetings. Pursuant to the Company's Stock Incentive Plan, annual automatic grants of options covering 5,000 shares are made to each nonemployee director on January 26 of each year.

OWNERSHIP OF COMPANY SECURITIES

  Set forth in the following table is the beneficial ownership of Shares as of May 31, 1997 for all current directors, the executive officers of the Company named in the Summary Compensation Table, directors and executive officers as a group, and, to the best of the Company's knowledge, based on information available to the Company and a review of statements filed with the Securities and Exchange Commission pursuant to Section 13(d) and 13(g) of the Exchange Act, beneficial owners of 5% or more of the Shares. Such table gives effect to the vesting of options in connection with the consummation of the Offer as provided in the Merger Agreement.

                                                   AMOUNT OF BENEFICIAL PERCENT
                                                     OWNERSHIP AS OF      OF
          DIRECTORS AND EXECUTIVE OFFICERS             MAY 31, 1997      CLASS
          --------------------------------         -------------------- -------
   Carol Burt(1)..................................          5,000           *
   Richard L. Conte(2)............................      1,070,802        2.67%
   Julia Kopta(3).................................        287,373           *
   James R. Laughlin(4)...........................        505,000        1.28%
   Jack H. Lindheimer(5)..........................         96,000           *
   Ronald L. Ooley(6).............................        349,975           *
   Nigel Petrie(7)................................         12,500           *
   Dana L. Shires(8)..............................         68,299           *
   Wendy Simpson(9)...............................        504,400        1.28%
   Robert L. Thomas(10)...........................         25,000           *
   Ralph Watts(11)................................          5,000           *
   All directors & executive officers as a group
    (12 persons)(12)..............................      2,979,349        7.10%
   OTHER BENEFICIAL OWNERSHIP:
   Brandywine Asset Management....................      2,740,200        7.03%
    3 Christina Center, Suite 1200
    201 North Walnut Street
    Wilmington, Delaware 19801
   Heartland Advisors, Inc. ......................      2,852,100        7.32%
    790 North Milwaukee Street
    Milwaukee, WI 53202

--------
  *Less than 1%.
 (1) Consists of options to purchase 5,000 Shares issued under the Stock Incentive Plan.
 (2) Includes 1,040,000 Shares which Mr. Conte has the right to acquire pursuant to exercise of options vested under the Stock Incentive Plan. Includes 6,640 shares owned by Mr. Conte and also includes 24,162 shares held in trust for Mr. Conte's children for which he disclaims any beneficial ownership or interest.
 (3) Consists of 287,373 Shares which Ms. Kopta has the right to acquire upon exercise of options vested under the Stock Incentive Plan.
 (4) Consists of 505,000 Shares which Mr. Laughlin has the right to acquire upon exercise of options vested under the Stock Incentive Plan.
 (5) Includes 96,000 Shares which Dr. Lindheimer has the right to acquire upon exercise of options vested under the Stock Incentive Plan.
 (6) Includes 347,475 Shares which Mr. Ooley has the right to acquire upon exercise of options vested under the Stock Incentive Plan.
 (7) Includes 12,500 Shares which Mr. Petrie has the right to acquire upon exercise of options vested under the Stock Incentive Plan.

(8) Includes 40,000 Shares which Dr. Shires has the right to acquire within 60 days of the date of the table upon exercise of options vested under the Stock Incentive Plan. Includes 49 shares held by Dr. Shires' spouse.

(9) Includes 500,000 Shares which Ms. Simpson has the right to acquire within 60 days of the date of the table upon exercise of options vested under the Stock Incentive Plan. Includes 300 shares held by Ms. Simpson's spouse in an IRA account and 1,900 shares which are jointly owned by Ms. Simpson and her spouse.

(10) Consists of 25,000 Shares which Mr. Thomas has the right to acquire within 60 days of the date of the table upon exercise of options vested under the Stock Incentive Plan.

(11) Consists of options to purchase 5,000 Shares issued under the Stock Incentive Plan,

(12) Includes 2,913,348 Shares subject to options granted pursuant to the Stock Incentive Plan,

INDEBTEDNESS OF MANAGEMENT

  Option Loans. The Stock Incentive Plan authorizes the Company's Board of Directors to extend credit to enable optionees to exercise their options. The Board has discretion from time to time to change the terms of such credit. The past policy and practice of the Board has been to require payment of one-third of the option price in cash with the balance payable within the earlier of ten years of the date of exercise or twelve years of the date of grant. The resulting obligations are evidenced by full recourse promissory notes with interest at a rate established by the Board, payable annually, and are secured by a pledge of the stock so purchased. The Company also makes unsecured loans on the same terms to optionees to enable them to pay income taxes due on exercise of options granted thereunder which do not qualify as incentive stock options. No option loans are currently outstanding.

  Residence Loans. The Company has loaned $300,000 to each of Messrs. Conte and Laughlin, Ms. Simpson, and Ms. Kopta, in each case at 5% interest per year, to enable these executive officers to acquire residences in close proximity to their principal business offices. The Company has also loaned $296,000 to Mr. Ooley on the same terms described above. The loans, which are secured by the residences, originally mature in three years and provide for consecutive three-year extensions while employment continues. The loans are paid in monthly installments of principal and interest based on a 30-year amortization and are accelerated and become immediately due and payable ninety days after termination of employment. These loans will be forgiven immediately in connection with the consummation of the Offer pursuant to the terms of such loans.

  Loans to Management. Pursuant to an Agreement and Promissory Note between the Company and Richard L. Conte, in 1995 the Company granted a Special Recognition Award for his significant efforts on behalf of the stockholders to develop the new transitional hospitals line of business. Because the Board also wanted to incentivize management to remain with the Company, this award was made in the form of a 36-month nonrecourse, interest free loan to Mr. Conte in the amount of $1,000,000. One thirty-sixth of the loan amount is forgiven each month provided that Mr. Conte does not voluntarily terminate his employment with the Company during the term of the loan. Upon any such voluntary termination, the remaining balance of the loan shall become due and payable. In the case of involuntary termination, change of control (such as the consummation of the Offer), disability or pursuant to the provisions of any applicable employment agreement permitting Mr. Conte to terminate his employment for cause, the remaining balance of the loan shall be forgiven.

  Upon the same terms and conditions as those described above with respect to the Special Recognition Award to Mr. Conte, pursuant to an Agreement and Promissory Note between the Company and James R. Laughlin, in 1995 the Company made a 36-month, interest free loan to Mr. Laughlin in the amount of $1,000,000 in recognition of his efforts to develop the transitional hospitals line of business and as an incentive for him to remain with the Company.

  Upon the same terms and conditions as those described above with respect to the Special Recognition Award to Mr. Conte, pursuant to an Agreement and Promissory Note between the Company and Ronald L.

Ooley, in 1995 the Company made a 36-month, interest free loan to Mr. Ooley in the amount of $750,000 in recognition of his efforts to develop the transitional hospitals line of business and as an incentive for him to remain with the Company.

  Schedule of Indebtedness. The following table shows, as to each director or executive officer whose indebtedness exceeded $60,000, the largest aggregate amount of such indebtedness during fiscal year 1996 and the balance due the Company as of May 31, 1997.

                                                        LARGEST
                                                       AGGREGATE   BALANCE AS OF
                                                      INDEBTEDNESS MAY 31, 1997
                                                      ------------ -------------
     Richard L. Conte................................  $1,088,073    $627,382
     Ronald L. Ooley.................................   1,090,259     532,645
     Julia L. Kopta..................................     297,813     290,926
     Wendy L. Simpson................................     299,640     292,888
     James R. Laughlin...............................   1,258,333     785,388
     William E. Hale.................................      75,000           0

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee is composed entirely of non-employee directors. The Compensation Committee is responsible for approving the compensation of the management directors, reviewing the compensation of executive officers, including the executive officers named in the Summary Compensation Table, and approving awards under the Company's incentive plans, including options, for each such officer.

  Compensation Policy. The Company's management compensation policies have been designed to encourage and reward substantial efforts to achieve the Company's primary business goals, which is to be the preeminent provider of quality long-term critical care services wherever it operates. These policies must provide remuneration which: (i) is competitive in the employment market so as to enable the Company to aggressively pursue and retain talented, experienced and entrepreneurial professionals capable of developing, operating and marketing a new business while containing costs in an increasingly competitive and difficult health care environment, (ii) is comprehensive and consistent at all management levels so as to avoid arbitrary differences that hinder the Company's ability to retain higher caliber management; and (iii) provides incentives that reward performance and encourage cooperative effort to the good of the Company as a whole and its stockholders.

  The Compensation Committee places heavy emphasis on incentives at all levels to implement these policies. As executive responsibility increases, the performanced-based portion of compensation will also increase. Thus, basic salary and employment market considerations will give way to incentives measured both qualitatively and by the short-and long-term operating and investment results of the Company as a whole. The Compensation Committee strongly believes that this order of priorities enables the Company to respond competitively and relates compensation more directly to enhancement of stockholder value.

  Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer in 1996 was composed of base salary, bonus payments, stock options and other compensation described under "Executive Officer Compensation--Summary Compensation Table." The Compensation Committee calculates Mr. Conte's base salary on an analysis of the remuneration of executives in businesses that are in direct competition with the Company for executive recruitment and retainment, but does not limit the analysis to the businesses forming the Company's peer group since the Company seeks executive talent from the broader pool of health care service companies than its operations require. Therefore, compensation packages must be competitive to recruit and retain highly qualified individuals to lead the Company. Mr. Conte's base salary also compensates him for his performance of the duties of the Company's Chairman and President.

  At Mr. Conte's request, the Committee did not recommend a salary increase for Mr. Conte in 1996. He earned a cash bonus of $528,900 based on specific performance of annual goals established under the Company's

Incentive Compensation Plan due to strong performances by PHG and the Company's transitional hospitals line of business. The Company's Incentive Compensation Plan provides for cash bonuses as a function of each business segment meeting certain annual net income targets. In fiscal 1996, awards were weighed among the three business divisions as follows: PHG--25%; U.S. psychiatric division--25%; and the transitional hospitals line of business-- 50%.

  The Committee also believes that stock options relate Mr. Conte's total compensation directly to increases in stockholder value and thus considers stock options an important part of his incentive plan. In fiscal 1996, the Committee recommended and the Board approved the issuance to Mr. Conte of options to purchase an aggregate of 200,000 Shares. See "Executive Officer Compensation--Stock Options and Stock Appreciation Rights."

  The Company's Incentive Compensation Plan also measures long-term executive performance over successive three-year periods against earnings before interest, taxes, depreciation and amortization ("EBITDA") targets applicable in each of the Company's business segments and strategic criteria established by the Compensation Committee. In the case of the transitional hospitals line of business, expansion of its facility base is also a factor. Performance measures are stated in terms of minimum, target and maximum achievement standards. Incentive opportunities range from 80% to 100% of average base salary over the performance cycle for achievement of target goals, but no incentive bonus can be earned unless the maximum financial goal is achieved. Weighting among the three business agreements is the same as annual bonuses under the annual Incentive Compensation Plan. At the end of each performance cycle the long-term incentive period is paid in cash, stock or a combination of cash and stock at the Compensation Committee's discretion. With the sale of PHG and the U.S. psychiatric hospitals in fiscal year 1996, certain payments were made under the long-term plans based on results through fiscal year 1996. A bonus was paid to Mr. Conte in fiscal 1996 based on PHG achieving the maximum EBITDA target for the two years ending in 1996, and the transitional hospitals line of business exceeding the minimum of its facility expansion target over the three year period. In recognition of the successful sale and financial turnaround of the psychiatric hospitals that were sold to BHC in fiscal 1996, the Compensation Committee recommended and the Board approved a discretionary bonus for Mr. Conte (equal to a maximum 3.7% of Mr. Conte's salary). For fiscal 1996, long-term incentive bonuses were paid based on PHG achieving the maximum of its EBITDA target over a two year period and the transitional hospitals line of business exceeding the minimum of its facility expansion target over a two year period.

    Compensation Committee:

    Carol J. Burt            Nigel Petrie
    Dana L. Shires, M.D.     Robert L. Thomas
    Ralph J. Watts

PERFORMANCE GRAPH

  The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on the Shares for the five fiscal years ended November 30, 1996, based upon the market price of the Shares as reported on the New York Stock Exchange with the cumulative total return (and assuming reinvestment of dividends) with the (i) S&P 500 Stock Index and (ii) an index of a group of companies in the health care industry consisting of Ramsay Health Care Inc., Comprehensive Care Corporation, Magellan Health Services, Inc. and Tenet Healthcare Corp. This peer group is not identical to the group of companies used by the Compensation Committee for compensation comparisons because it comprises companies (a) whose revenues and earnings derive primarily from the delivery of the same health care services provided by the Company in 1996, i.e., psychiatric or long-term critical care services; (b) who compete in some markets directly with the Company for the same patients and referral and payor sources; (c) whose facilities and treatment programs are subject to the same government regulations and reimbursement practices by private and public payors as the Company's. The companies used as a basis of comparison for establishing executive compensation may deliver services and derive the majority of their revenues and earnings from healthcare services different than the Company's--i.e. medical surgical hospitals or nursing homes--but are considered competitors in the employment market for executive talent.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

                   AMONG TRANSITIONAL HOSPITALS CORPORATION,
                      THE S & P 500 INDEX AND A PEER GROUP

                        PERFORMANCE GRAPH APPEARS HERE

                             TRANSITIONAL
Measurement Period           HOSPITAL       S&P
(Fiscal Year Covered)        CORPORATION    500 INDEX    Peer Group
---------------------        -----------    ---------    ----------
Measurement Pt- 11/91        $100           $100         $100
FYE  11/92                   $ 90           $118         $102
FYE  11/93                   $114           $130         $103
FYE  11/94                   $ 89           $132         $124
FYE  11/95                   $100           $181         $143
FYE  11/96                   $ 82           $231         $167

          MEASUREMENT PERIOD
         (FISCAL YEAR COVERED)        COMPANY           S&P INDEX           PEER GROUP
         ---------------------        -------           ---------           ----------
         Measurement Pt--11/91         $100               $100                 $100
         FYE 11/92                       90                118                  102
         FYE 11/93                      114                130                  103
         FYE 11/94                       89                132                  124
         FYE 11/95                      100                181                  143
         FYE 11/96                       82                231                  167

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the outstanding Shares of Common Stock, to file with the Securities and Exchange Commission, the New York Stock Exchange and the Pacific Exchange initial reports of ownership and reports of changes in ownership of such stock. Regulations adopted by the Securities and Exchange Commission establish specific due dates for these reports. The Company is required to disclose herein any failure to file a report for the most recent fiscal year or prior fiscal years on a timely basis.

  To the Company's knowledge, based solely upon review of the copies of such reports furnished to it, during the most recent fiscal year and prior fiscal years all Section 16(a) filing requirements applicable to its executive officers, directors and beneficial owners of more than 10% of the outstanding Shares were complied with.